Katherine R. Kelly
Vice President, Associate General Counsel & Corporate Secretary

430 East 29 Street	New York, New York 10016
Tel 212-546-4852	katherine.kelly@bms.com

July 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Keira Nakada and Bonnie Baynes, Office of Healthcare and Insurance

Re:	Bristol-Myers Squibb Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 13, 2018
Form 10-Q for the Quarterly Period Ended March 31, 2018
Filed April 26, 2018
File No. 001-01136

Dear Ms. Nakada and Ms. Baynes:

We have received the comment letter (the “Comment Letter”) dated July 3, 2018, regarding the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2017 and Form 10-Q for the quarterly period ended March 31, 2018.  We are submitting this letter to confirm that, as discussed, we anticipate providing a complete response by August 1, 2018.

Sincerely,

/s/ Katherine R. Kelly

Katherine R. Kelly
Vice President, Associate General Counsel & Corporate Secretary